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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65601

RECD S.E.C.
FEB 2 9 2008
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Creditex Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

Thomas Downey 212 323 8304
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
104

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

I, Thomas Downey affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Creditex Securities Corporation (the "Company") at and for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any principal or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Downey
Treasurer
February 26, 2008

Subscribed and sworn to before me,

On this 26th of February 2008

Notary Public

KARIN MEITNER
Notary Public, State of New York
No. 02ME6114543
Qualified In New York County
Commission Expires August 16, 2008

CREDITEX SECURITIES CORPORATION
(a wholly-owned subsidiary of CreditTrade Inc.)
(SEC I.D. No. 8-65601)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Creditex Securities Corporation

We have audited the accompanying statement of financial condition of Creditex Securities Corporation (the "Company"), (a wholly-owned subsidiary of CreditTrade Inc.), as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Creditex Securities Corporation at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2008

CREDITEX SECURITIES CORPORATION
(A Wholly Owned Subsidiary of CreditTrade Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 1,606,487
Receivable from clearing broker	629,802
Other assets	22,962
TOTAL	$ 2,259,251
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 224,736
Due to affiliates	542,581
Total liabilities	767,318
STOCKHOLDER'S EQUITY:	
Common stock, par value $0.01 (authorized, issued, and outstanding 44,000,000 shares)	440,000
Additional Paid in Capital	1,850,000
Accumulated deficit	(798,067)
Total stockholder's equity	1,491,933
TOTAL	$ 2,259,251

See notes to statement of financial condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

Creditex Securities Corporation (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of CreditTrade Inc. (the "Parent"), which is a wholly owned subsidiary of Creditex Financing LLC, which in turn is wholly owned by Creditex Group Inc.

The statement of financial condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions— The principal transactions of the Company during the financial year have been the brokering of fixed income securities with financial institutions. In addition the Company assists in the process of settling credit derivative trades following a corporate default.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents consist of balances with banks and US government securities with maturities, when purchased, of three months or less. The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are computed using tax rates expected to be in effect when such differences reverse. Deferred tax assets are also recognized for the future consequences of net operating loss carry forwards. Unless it is more likely than not that the deferred tax asset will be realized, a valuation allowance is established.

Accounting Developments— In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainties in Income Taxes- and Interpretation of FASB Statement No. 109.* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax

position taken in a tax return. The Company must presume that the tax position will be examined by the relevant tax authority and determine whether it is more likely that not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measure to determine the amount of benefit to recognize the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. In February 2008, the FASB issued FASB Staff Position 48-2, *Effective Date of FASB Interpretations No. 48 for Nonpublic Enterprises* ("FSP FIN 48-2"), which defers the effective date of FIN 48 for entities, including the Company, to fiscal years beginning after December 15, 2007. The Company is currently evaluating the financial statement impact of adopting FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company beginning January 1, 2008. The Company is currently evaluating the financial statement impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for the Company beginning January 1, 2008. The Company is currently evaluating the financial statement impact of adopting SFAS No. 159.

3. RELATED PARTY TRANSACTIONS

As at December 31 2007, the Company had $542,581 payable to its affiliates which represents amounts owed for goods and services provided by various affiliates and for reimbursement of items expensed by the Company but paid by affiliates.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the restricting net capital ratio exceeds 10 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined.

At December 31, 2007, the Company had net capital of $1,468,971 which was $1,417,817 in excess of its required net capital of $51,154.

The Company's ratio of aggregate indebtedness to net capital was .52 to 1.

5. INCOME TAXES

The Company has net operating loss carryforwards of approximately $657,300. The deferred tax asset associated with the Company's net operating loss carryforwards has been fully offset by a valuation allowance given the Company's historical operating results.

6. GOING CONCERN

The operations for the current and prior years did not generate sufficient cash to cover current obligations. The Parent has pledged its financial support to the Company for it to be able to continue as a going concern and for maintaining the minimum capital requirements as dictated by FINRA.

In January 2007, the Company entered into an equity contribution agreement with the Parent and Creditex Financing LLC (the Parent of CreditTrade Inc., the "Ultimate Parent") whereas the Ultimate Parent transferred and delivered to the Parent $1,850,000 that was exclusively transferred and delivered to the Company as a contribution to, and investment in, the Company as permanent equity capital.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2008

Creditex Securities Corporation
875 Third Avenue, 29th Floor
New York, NY 10022

In planning and performing our audit of the financial statements of Creditex Securities Corporation (the "Company"), (a wholly-owned subsidiary of CreditTrade Inc.), as of and for the year ended December 31, 2007 (on which we issued our report dated February 26, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END